SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

INTERNET GOLD-GOLDEN LINES LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

On August 18, 2019 B Communications Ltd. (“BCOM”), the subsidiary of Internet Gold - Golden Lines Ltd. (the “Company”), reported to the Israel Securities Authority that it has received approval of the Tel Aviv-Jaffa District Court for the arrangement pursuant to section 350 of the Israeli Companies Law relating to the transaction among the Company, BCOM, Searchlight II BZQ, L.P. and T.N.R Investments Ltd. (the “Searchlight Transaction”),

It should be noted that the Company’s own petition submitted to the Tel Aviv-Jaffa District Court on August 8, 2019 to approve the arrangement pursuant to Section 350 of the Israeli Companies Law regarding the Searchlight Transaction has not yet been approved by the court.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: August 18, 2019

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